Clipper Realty Inc.

4611 12th Avenue, Suite 1L

Brooklyn, New York 11219

January 28, 2025

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ben Holt

Re:	Clipper Realty Inc. Registration Statement on Form S-3
File No. 333-284429

Acceleration Request
Requested Date: Tuesday, January 28, 2025
Requested Time: 4:00 p.m. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Clipper Realty Inc. hereby requests that the Securities and Exchange Commission accelerate the effectiveness of the above-referenced Registration Statement to 4:00 p.m., Eastern Time, on January 28, 2025, or as soon thereafter as practicable.

Please confirm once the Registration Statement has been declared effective by calling Yelena Barychev of Blank Rome LLP at (215) 569-5737. Please also contact her should you have any questions.

Very truly yours, CLIPPER REALTY INC.

/s/ Lawrence E. Kreider, Jr.
Lawrence E. Kreider, Jr.
Chief Financial Officer

cc:	Yelena Barychev, Esq.
Blank Rome LLP